SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Statistics for the month of May

São Paulo, June 25, 2012 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of May 2012.

Domestic market

In the domestic market in May, we had a decrease in demand (in RPK) of 7.9%, combined with a decrease of 4.1% in the supply (in ASKs) compared with May 2011, which led to a decrease of the load factor to 64.9%. Our market share in the domestic market was 38.7% this month.

In the accumulated period from January to May of 2012 compared with 2011, our demand showed a reduction of 2.2%, with a supply growth of 1.7%, resulting in a 2.7 percentage point decrease in the load factor, reaching 67.8%.

International market

In the international market, compared to the same month of 2012, we saw a slight reduction of 0.3% in demand with a 1.2% decrease in supply, resulting in a load factor of 82.9%. Our market share among Brazilian carriers in May was 91.7%.

In the accumulated period from January to May of 2012, our demand grew by 3.6%, while the supply growth was 1.5%, resulting in a load factor of 82.7%, a 1.7 p.p. increase compared to the same period last year.

Tables.

Domestic Market	May 2012	May 2011	Var. % YoY	April 2012	Var. % MoM	Jan-May 2012	Jan-May 2011	Var. % YoY
TAM
ASK (millions) – Supply	3.985	4.153	-4,1%	4.021	-0,9%	20.474	20.139	1,7%
RPK (millions) – Demand	2.587	2.810	-7,9%	2.795	-7,4%	13.883	14.191	-2,2%
Load Factor	64,9%	67,7%	-2,7 p.p.	69,5%	-4,6 p.p.	67,8%	70,5%	-2,7 p.p.
Market share	38,7%	44,5%	-5,7 p.p.	39,9%	-1,2 p.p.	39,4%	42,9%	-3,5 p.p.

International Market	May 2012	May 2011	Var. % YoY	April 2012	Var. % MoM	Jan-May 2012	Jan-May 2011	Var. % YoY
TAM
ASK (millions) – Supply	2.407	2.438	-1,2%	2.330	3,3%	11.798	11.622	1,5%
RPK (millions) – Demand	1.995	2.001	-0,3%	1.941	2,8%	9.762	9.423	3,6%
Load Factor	82,9%	82,1%	0,79 p.p.	83,3%	-0,4 p.p.	82,7%	81,1%	1,7 p.p.
Market share	91,7%	89,5%	2,2 p.p.	90,3%	1,4 p.p.	89,3%	86,8%	2,4 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)
Líbano Miranda Barroso (CFO and Investor Relations Director)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)
Marina Guzman (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795
Cel. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)
We operate direct flights to 42 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.7% in May; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 91.7% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 18 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,293 destinations in 190 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.